9651 Katy Freeway, Suite 300

Houston, Texas 77024

(281) 501-3070

November 21, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-283308) of Solaris Energy Infrastructure, Inc.

Ladies and Gentlemen,

On behalf of Solaris Energy Infrastructure, Inc. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on Monday, November 25, 2024, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Jackson A. O’Maley of Vinson & Elkins L.L.P. at (713) 758-3374.

Very truly yours,

SOLARIS ENERGY INFRASTRUCTURE, INC.

By:	/s/ Kyle S. Ramachandran
Name:	Kyle S. Ramachandran
Title:	President and Chief Financial Officer